03011940

AB 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38554

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SECURITY FINANCIAL NETWORK, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1220 VALLEY FORGE ROAD
(No. and Street)

VALLEY FORGE	PA	19481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEAN-PIERRE BOUVEL 610-933-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAINER & COMPANY
(Name – *if individual, state last, first, middle name*)

2 CAMPUS BLVD., SUITE 220,	NEWTOWN SQUARE	PA	19073
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH, D.C.
165

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

OATH OR AFFIRMATION

I, Jean-Pierre Bouvol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Financial Network llc, as of 12-31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Ellen Tina Clark, Notary Public
Schuylkill Twp., Chester County
My Commission Expires July 16, 2006
Member, Pennsylvania Association Of Notaries

Signature

president / CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAINER & COMPANY
A PROFESSIONAL CORPORATION
Certified Public Accountants

INDEX

SUPPLEMENTARY INFORMATION

RAINER & COMPANY
A PROFESSIONAL CORPORATION
Certified Public Accountants
NEWTOWN SQUARE CORPORATE CAMPUS
2 CAMPUS BOULEVARD
SUITE 220
NEWTOWN SQUARE, PENNSYLVANIA 19073-3270

INDEPENDENT AUDITORS' REPORT

To the Members
Security Financial Network, LLC
Valley Forge, Pennsylvania

We have audited the accompanying statements of financial condition of Security Financial Network, LLC as of December 31, 2002 and 2001, and the related statements of income, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Financial Network, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Rainer & Company

Rainer & Company

January 17, 2003

SECURITY FINANCIAL NETWORK, LLC

Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and Cash Equivalents	$ 64,151	$ 60,534
Receivable from Clearing Organization	23,719	16,075
Deposit with Clearing Organization	10,000	10,000
Securities Owned - Not Readily Marketable, at Estimated Fair Value	14,014	0
Other Assets	20,100	20,100
TOTAL ASSETS	$ 131,984	$ 106,709
LIABILITIES AND MEMBERS' EQUITY		
Commissions Payable	$ 12,581	$ 9,265
Payable to Clearing Organization	848	668
Due to Related Party	19,035	33,784
TOTAL LIABILITIES	32,464	43,717
Members' Equity	97,704	62,992
Accumulated Other Comprehensive Income	1,816	0
TOTAL MEMBERS' EQUITY	99,520	62,992
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 131,984	$ 106,709

The accompanying notes are an integral part of these statements.

RAINER & COMPANY
A PROFESSIONAL CORPORATION
Certified Public Accountants

SECURITY FINANCIAL NETWORK, LLC
Statements of Income
For the Years Ended December 31, 2002 and 2001

	2002	2001
Commission Income	$ 930,927	$ 956,311
Expenses:		
Commissions	575,485	658,258
Affiliate Expense	282,035	234,957
Professional Fees	18,834	32,050
Dues, Licensing, and Registration Fees	12,459	8,183
Clearing Charges	8,793	7,521
Consulting	500	3,500
Taxes	592	265
TOTAL EXPENSES	898,698	944,734
INCOME BEFORE OTHER INCOME	32,229	11,577
Other Income:		
Miscellaneous Income	2,483	0
NET INCOME	$ 34,712	$ 11,577

The accompanying notes are an integral part of these statements.

SECURITY FINANCIAL NETWORK, LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2002 and 2001

	Members' Equity	Accumulated Other Comprehensive Income (Loss)	Total
Beginning Balance - January 1, 2001	$ 51,415	$ -	$ 51,415
Comprehensive Income:			
Net Income	11,577	-	11,577
Other Comprehensive Income:			
Unrealized Holding Gains Arising During the Period	-	-	-
TOTAL COMPREHENSIVE INCOME			11,577
BALANCE - DECEMBER 31, 2001	62,992	-	62,992
Comprehensive Income:			
Net Income	34,712	-	34,712
Other Comprehensive Income:			
Unrealized Holding Gains Arising During the Period	-	1,816	1,816
TOTAL COMPREHENSIVE INCOME			36,528
BALANCE - DECEMBER 31, 2002	$ 97,704	$ 1,816	$ 99,520

The accompanying notes are an integral part of these statements.

SECURITY FINANCIAL NETWORK, LLC
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows From Operating Activities:		
Net Income	$ 34,712	$ 11,577
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
(Increase) in Receivable from Clearing Organization	(7,644)	(173)
Increase (Decrease) in Commissions Payable	3,316	(934)
Increase in Payable to Clearing Organization	180	84
NET CASH PROVIDED BY OPERATING ACTIVITIES	30,564	10,554
Cash Flows From Investing Activities:		
Due to Related Party	(14,749)	33,784
Purchase of Securities	(12,198)	0
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(26,947)	33,784
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,617	44,338
Cash and Cash Equivalents - Beginning	60,534	16,196
CASH AND CASH EQUIVALENTS - ENDING	$ 64,151	$ 60,534

The accompanying notes are an integral part of these statements.

SECURITY FINANCIAL NETWORK, LLC
Notes to Financial Statements
December 31, 2002 and 2001

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business - Security Financial Network, LLC (the "company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Revenue Recognition - Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis as securities transactions occur.

Estimates - The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Income Taxes - The company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the company. Taxes on income of the company are determined by the individual circumstances of each member and based on the individual income tax returns of the members. Consequently, the financial statements do not reflect a provision for income taxes.

Cash and Cash Equivalents - The company considers all highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business as cash equivalents.

NOTE 2 - Receivable From and Payable to Clearing Organizations

The company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Amounts receivable from and payable to clearing organizations consists of the following accounts:

	RECEIVABLE	
	2002	2001
Pershing Stock Commission	$ 4,127	$ 2,847
Pershing 12B-1 Fees	3,796	2,776
Pershing Principal Trade	15,796	10,452
TOTAL RECEIVABLE FROM CLEARING ORGANIZATION	$ 23,719	$ 16,075

	PAYABLE	
	2002	2001
Pershing Sundry	$ 840	$ 668
Pershing Error	8	0
TOTAL PAYABLE TO CLEARING ORGANIZATION	$ 848	$ 668

SECURITY FINANCIAL NETWORK, LLC
Notes to Financial Statements
December 31, 2002 and 2001

NOTE 3 - Other Assets

Assets classified as other assets represent warrants to purchase common stock. Each warrant entitles the holder to purchase four shares of NASDAQ common stock. Each warrant in exercisable for twelve months in each of four annual tranches, with the first tranche beginning June 28, 2002. These events have occurred before a public offering by NASDAQ. At December 31, 2002 and 2001, the investment was carried at cost.

NOTE 4 - Related Party

The company pays an affiliate fee to a related party, Security Advisors Network, LLC ("SAN"). This payment represents a fixed fee charged by SAN to cover rent and other operating expenses paid on behalf of the company. Through December 31, 2002 and 2001, the company paid $282,035 and $234,957, respectively, to SAN as an affiliate expense.

NOTE 5 - Net Capital Requirements

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the company had net capital of $77,318 which was $72,318 in excess of its required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital was .42 to 1. At December 31, 2001, the company had net capital of $42,892 which was $37,892 in excess of its required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital was 1.004 to 1.

RAINER & COMPANY
A PROFESSIONAL CORPORATION
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members
Security Financial Network, LLC
Valley Forge, Pennsylvania

Our report on our audit of the basic financial statements of Security Financial Network, LLC for 2002 appears on Page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

The schedules required pursuant to Rule 15c3-3 are omitted because the company is exempt under Rule 15c3-3(K)(2)(ii).

Rainer & Company

Rainer & Company

January 17, 2003

SECURITY FINANCIAL NETWORK, LLC
Supplementary Information
December 31, 2002

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

NET CAPITAL	
Total Members' Equity	$ 99,520
Deduct Non-Allowable Assets:	
Other Assets	20,100
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	79,420
Haircuts on Securities:	
Warrants	2,102
NET CAPITAL	$ 77,318
MINIMUM CAPITAL REQUIRED PER 15c3-1(A)(2)(vi)	$ 5,000
AGGREGATE INDEBTEDNESS	$ 32,464
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.42 TO 1

STATEMENT REQUIRED BY RULE 17a(5)(d)(4)

There is no material difference between the above computation and the computation of net capital under Rule 15c3-1 as contained in Part II, page 5 and 6 of Form 17a-5 for the period ended December 31, 2002.

RAINER & COMPANY
A PROFESSIONAL CORPORATION
Certified Public Accountants
NEWTOWN SQUARE CORPORATE CAMPUS
2 CAMPUS BOULEVARD
SUITE 220
NEWTOWN SQUARE, PENNSYLVANIA 19073-3270

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
Security Financial Network, LLC
Valley Forge, Pennsylvania

In planning and performing our audit of the financial statements of Security Financial Network, LLC for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Security Financial Network, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), to make the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11), and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Security Financial Network, LLC is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures, are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

RAINER & COMPANY
A PROFESSIONAL CORPORATION
Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rainer & Company

Rainer & Company

January 17, 2003